                                                                       EXHIBIT 8


                                          December 30, 1996


Proffitt's, Inc.
5810 Shelby Oaks Drive
Memphis, Tennessee 38134
Prairie Merger Corporation
5810 Shelby Oaks Drive
Memphis, Tennessee 38134
G.R. Herberger's, Inc.
600 Mall Germain
P.O. Box H-120
St. Cloud, Minnesota 56302-0120
Gentlemen:

    We have acted as tax counsel in connection with the merger (the "Merger") of Prairie Merger Corporation ("Sub"), a wholly-owned subsidiary of Proffitt's, Inc. ("Proffitt's"), with and into G.R. Herberger's, Inc. ("Herberger's") pursuant to the Agreement and Plan of Merger, dated as of November 8, 1996 (the "Merger Agreement"), by and among Proffitt's, Sub, and Herberger's. Unless otherwise indicated, capitalized terms used herein have the meanings given to such terms in the Merger Agreement.


    In connection with this opinion, we have assumed with your consent that (1) the Merger will be effected in accordance with the Merger Agreement and will qualify as a merger under the law of the State of Delaware, and (2) the statements set forth in letters to us from Proffitt's and Sub each dated December 17, 1996, and from Herberger's dated December 30, 1996, will be true and correct as of the Effective Time.


    Based upon and subject to the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate for purposes of rendering this opinion, it is our opinion, under presently applicable United States Federal income tax law, that:

(i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Herberger's, Sub and Proffitt's will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

(ii) no gain or loss will be recognized by Proffitt's or Herberger's as a result of the Merger;


(iii) no gain or loss will be recognized by stockholders of Herberger's upon the conversion of their shares of Herberger's Common Stock into shares of Proffitt's Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares);


(iv) the aggregate tax basis of shares of Proffitt's Common Stock received in exchange for shares of Herberger's Common Stock pursuant to the Merger (including fractional shares of Proffitt's Common Stock for which cash is received) will be the same as the aggregate tax basis for such shares of Herberger's Common Stock;


(v) the holding period for shares of Proffitt's Common Stock received in exchange for shares of Herberger's Common Stock pursuant to the Merger will include the holder's holding period for such shares of Herberger's Common Stock, provided such shares were held as capital assets as of the Effective Time; and


(vi) a stockholder of Herberger's who receives cash in lieu of a fractional share of Proffitt's Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share (as described in clause (iv) above) and the amount of cash received.

    We consent to the use of our name under the caption "LEGAL MATTERS" in the Prospectus included in the Registration Statement on Form S-4 filed with respect to the shares of Proffitt's Common Stock to be issued pursuant to the Merger, and to the filing of this opinion as EXHIBIT 8 to such Registration Statement.

                                          Very truly yours,
                                          Sommer & Barnard, PC